SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure:   Distribution Agreement announcement released on 24 January 2003



Friday 24 January 2003

   Prudential UK and Zurich Financial services enter into strategic alliance

Prudential UK and Zurich Financial Services have today announced that they have entered into a strategic alliance which will give Zurich customers access to a range of Prudential's market leading products. The alliance will take advantage of the proposed changes to the polarisation rules which will allow Zurich's tied distribution arm, the Zurich Advice Network (ZAN), to "gap-fill" with other companies' regulated products.

The companies have signed an agreement to offer Zurich customers with maturing pensions an annuity provided by Prudential, post-depolarisation.

Both companies are also actively discussing ways in which ZAN can utilise Prudential's other market leading products including with-profit bonds.

Prudential is a recognised market leader in annuities and with-profits bonds. Zurich's 3,500-strong network of fully qualified financial advisers is the largest network of its type in the UK offering face-to-face advice.

The benefits of the agreement post-depolarisation will be:

  - Zurich customers with maturing pension funds (current brands include Zurich Life, Allied Dunbar and Eagle Star) will be offered an annuity provided by Prudential, a market leader in the annuity market.

  - The arrangements are expected to produce new annuity premiums in excess of GBP 1 billion to Prudential over the next five years.

  - Zurich Advice Network financial advisers will have an enhanced proposition drawing on Prudential's range of products and will be able to offer face-to-face advice on a wider range of competitive products.

This year, before depolarisation takes place, almost all Zurich customers will benefit from improved annuity rates through a reassurance arrangement between Zurich and Prudential.

Commission will be paid in line with structures that are in force for leading Independent Financial Advisers.

The annuity agreement is a five-year arrangement between Zurich and Prudential and covers all conventional pension annuities* offered by Prudential. Zurich and Prudential are free to seek further distribution arrangements for these and other products.

Andy Briggs, Partnerships Director Prudential UK, said: "We are committed to offering the Prudential range of financial products and services through a multi-channel distribution strategy. This agreement will give Zurich's customers the opportunity to purchase an annuity from a market leading annuity provider. We are continuing to develop other opportunities over the coming months as the marketplace evolves."

Kevin Ronaldson, Marketing, Customer and Communication Director of Zurich's Life business said: "Zurich is committed to offering our customers choice and a full range of competitive products. This will include 'gap-fill' products from major brands where we choose not to be the product manufacturer. The combination of a Prudential annuity and guaranteed face-to-face advice from the Zurich Advice Network is a compelling proposition for customers and we are looking forward to developing similar opportunities with Prudential over the coming months".

ENDS

NOTES TO EDITORS:


 1. * Zurich customers will be able to benefit from a full range of conventional annuities, although the agreement does not cover impaired life annuities, temporary annuities and flexible annuities and some guaranteed annuities.

 2. Prior to depolarisation, the products will be branded Zurich, and afterwards they will be branded Prudential.

 3. This agreement builds on Prudential's current agreements with Abbey National, Bradford and Bingley and Woolwich IFAs (WIFAS) who are major distributors of Prudential products.


Media Enquiries to:

James Murray                                          Sandra Paul

Media Relations                                       Media Relations

Prudential UK                                         Zurich Financial Services

020 7150 2654                                         01793 505120

Clare Staley

Group Media Relations

Prudential plc

020 7548 3719

Investor Relations Enquiries to:

Rebecca Burrows

Group Investor Relations

Prudential plc

020 7548 3537

Website address:

www.prudential.co.uk



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 January 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton




					      Steve Colton
                                              Head of Media Relations